

25002120

NNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-11763

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **O'Neil Securities, Incorporated dba William O'Neil Securities**

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

MAR 06 2025

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) **Washington, DC**

211 Congress Street, Fifth Floor

                                             (No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory S. Jannetta	**(310) 448-6228**	gregory.jannetta@williamoneil.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

10/14/2003	**596**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory S. Jannetta _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of O'Neil Securities, Incorporated dba William O'Neil Securities _____, as of 12/31 _____, 2024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Gabriella Conto
Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

O'Neil Securities, Incorporated

Report on Statement of Financial Condition
As of December 31, 2024
SEC I.D. No. 8-11763

Filed pursuant to Rule 17a-5(e)(3).


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
O'Neil Securities, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as O'Neil Securities, Incorporated's auditor since 2020.

Los Angeles, California
February 28, 2025

1

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	603,379
Deposit with clearing broker		262,896
Receivable from clearing broker (Note 2)		13,807,593
Securities owned - at market value (Note 4)		15,243,230
Receivable from affiliates (Note 7)		148,280
Fixed assets, net (Note 5)		4,754
Other assets		227,023
Total assets	$	30,297,155

Liabilities and Stockholder's Equity

Liabilities

Accrued compensation and benefits	$	214,854
Accrued expenses and payables		567,925
Payable to affiliates (Note 7)		112,833
Loan from affiliate (Note 7)		8,245,036
Total liabilities		9,140,648

Commitments and Contingencies (Note 6)

Stockholder's Equity

Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid in capital	37,900,000
Accumulated deficit	(16,872,913)
Total stockholder's equity	21,156,507
Total liabilities and stockholder's equity	$ 30,297,155

The accompanying notes are an integral part of this statement of financial condition.

O'Neil Securities, Incorporated
Notes to Statement of Financial Condition
As of December 31, 2024

1. The Company

O'Neil Securities, Incorporated dba William O'Neil Securities ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of O'Neil Capital Management, Inc. ("OCM"), which is a wholly-owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to practices within the broker-dealer industry.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash
The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2024, cash held in a bank deposit account is $603,379.

Securities Owned
Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date. Any realized or unrealized gains and losses are reflected in income in the period in which they arise and are presented in the statement of operations as securities gain - net. All such securities transactions are recorded on a trade-date basis. Gains and losses are recorded using the specific identification cost method.

Receivable from Clearing Broker
Receivable from clearing broker represents funds held by the Company's clearing broker, including amounts receivable (net) for open trades and commissions not received (net of fees). The margin balance of an account can be either negative or positive. If there is a negative balance, it refers to an amount that is owed to the brokerage firm. If a positive balance exists, then the balance can be used to invest or to earn interest. As of December 31, 2024, receivables from clearing broker consist of the following:

Commissions receivable from clearing broker	$	68,250
Cash deposits		14,054,334
Unsettled trades		(314,991)
	$	13,807,593

3

Fixed Assets
Computers and equipment, leasehold improvements, and furniture and fixtures are carried at cost less accumulated depreciation and amortization, which is computed using the straight-line method. Depreciation is provided over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as a Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2024.

Newly Implemented Accounting Standard
In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help readers better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Company for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 (See Note 10).

3. **Fair Value of Financial Instruments and Its Measurements**

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash, receivables, and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

In some instances, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of an input may require judgment and considerations of factors specific to the investment.

The Company's investments consist of publicly traded and unlisted corporate stocks.

The following is a description of valuation inputs and techniques that the Company utilizes to value each major category of assets and liabilities in accordance with ASC 820:

Corporate Stocks - Corporate stocks that are actively traded on a securities exchange are valued based on quoted prices from the applicable exchange as provided by independent pricing services, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1. Corporate stocks traded on inactive markets are categorized as Level 2.

The table below summarizes the levels in the fair value hierarchy of the Company's assets carried at fair value as of December 31, 2024:

	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets - securities owned:				
U.S. corporate stocks	$ 15,243,230	$ -	$ -	$ 15,243,230
Securities owned at fair value	$ 15,243,230	$ -	$ -	$ 15,243,230

There are no liabilities carried at fair value as of December 31, 2024.

4.   **Securities Owned**

The Company actively trades securities. Consequently, the operating results of the Company are affected by fluctuations in the securities markets. As of December 31, 2024, securities owned by the Company consisted of the following:

	Cost	Fair Value
Securities owned—at market value:		
U.S. corporate stocks	$ 13,150,442	$ 15,243,230
	$ 13,150,442	$ 15,243,230

5. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$ 45,877
Furniture and fixtures	161,507
Subtotal	207,384
Less – Accumulated depreciation and amortization	(202,630)
Fixed assets, net	$ 4,754

6. Commitments and Contingencies

Indemnifications
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2024 have settled with no resulting liability to the Company. During 2024, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2024.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2024.

Deposit with Clearing Broker
The Company has clearing agreements with its clearing broker. The agreements provide that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2024, the Company was required to maintain a

minimum of $250,000 on deposit with the clearing broker. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

7. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

As of December 31, 2024, the receivable from affiliates is $148,280 and relates to intercompany expenses.

As of December 31, 2024, loans from affiliates consist of $8,245,036 payable to the Parent and affiliated companies. Loans from affiliates bear no interest, are due on demand, and have no stated maturity date.

As of December 31, 2024, the payable to affiliates is $112,833, which relates to contract liabilities (note 2).

The Company has hired O'Neil Global Advisors, Inc. ("OGA"), an affiliate, to manage and invest the assets of the Company. By written agreement, the Company does not participate in the management of the funds, nor is it involved in the investment decisions of the Company's portfolio of securities. As consideration for these services, the Company pays OGA management and incentive fees based on the performance of the investments. As of December 31, 2024, amount due to OGA related to these management and incentive fees is $375,761, of which $85,052 are included in loans from affiliates, and $290,709 are included in accrued expenses and payables.

8. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the "Plan"), which cover all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the Internal Revenue Service. The Company can elect to make discretionary contributions to the Plan during the Plan year.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2024, the Company had net capital of $18,072,863, which was $17,822,863 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. Subsequent Events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 28, 2025, the date the financial statements were available to be issued.